UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2016

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

Publicly-held Company CNPJ/MF 02.558.157/0001-62 - NIRE 35.3.0015881-4 MINUTES OF THE 306th MEETING OF THE BOARD OF DIRECTORS OF TELEFÔNICA BRASIL S.A.

1. DATE, TIME AND PLACE: December 9, 2016, at 12 a.m., at Telefônica Brasil S.A. (“Company”) headquarters, located at Av. Eng. Luís Carlos Berrini, 1376, Cidade Monções, capital of the State of São Paulo.

2. CALL NOTICE and ATTENDANCE: The call notice was issued in accordance with the Company's Bylaws. The members of the Company's Board of Directors who subscribe to these minutes attended the Meeting, representing the necessary quorum under the terms of the Bylaws. The Board of Directors’ member Mr. Francisco Javier de Paz Mancho participated by videoconference from Madrid, Spain. The Board of Directors’ member Mr. Amos Genish was represented by the Chairman of the Board, Mr. Eduardo Navarro de Carvalho, by delegation of vote. The Chief Financial Officer and Investor Relations Officer, Mr. David Melcon Sanchez-Friera, and the General Secretary and Legal Officer, Mr. Breno Rodrigo Pacheco de Oliveira, were also present.

3. PRESIDING BOARD: Eduardo Navarro de Carvalho, Chairman of the Board of Directors and Breno Rodrigo Pacheco de Oliveira, Secretary of the Board of Directors.

4. EXPOSITIONS AND RESOLUTIONS:

4.1) APPROVAL OF THE INDEPENDENT AUDITORS SUBSTITUTION: The Chief Financial Officer and Investor Relations Officer, Mr. David Melcon Sanchez-Friera, together with the Accounting Director, Mr. João Orlando Lima Carneiro, presented a proposal to replace the current auditors Ernst & Young Auditores Independentes S.S. by PricewaterhouseCoopers Auditores Independentes ("PWC"), to provide independent auditing services in the fiscal years 2017 to 2019. It is recorded that the audit work carried out by PWC will start only in January 1, 2017. The said proposal to replace independent auditors was approved by the Board of Directors, and the Company's Board of Executive Officers was authorized to perform the necessary acts for the hiring.

Since there was no other business to be transacted, the meeting was closed and these minutes were drawn-up by the Secretary of the Board of Directors, which were approved and signed by the Directors present to the meeting, being following transcribed in the proper book. São Paulo, December 9, 2016. (aa) Eduardo Navarro

Minutes of the 306th MBD of 12.09.16 Page 1/2

TELEFÔNICA BRASIL S.A.

Publicly-held Company

CNPJ/MF 02.558.157/0001-62 - NIRE 35.3.0015881-4

MINUTES OF THE 306th MEETING OF THE BOARD OF DIRECTORS OF

TELEFÔNICA BRASIL S.A.

de Carvalho – Chairman of the Board; Amos Genish, represented by Eduardo Navarro de Carvalho by vote delegation; Antonio Gonçalves de Oliveira; Francisco Javier de Paz Mancho; Luis Francisco Javier Bastida Ibargüen; Narcís Serra Serra; Ramiro Sánchez de Lerín Garcia-Ovies; Sonia Julia Sulzbeck Villalobos; Ángel Vilá Boix; Luiz Fernando Furlan and Roberto Oliveira de Lima. Secretary of the Board of Directors: Breno Rodrigo Pacheco de Oliveira.

I hereby certify that this is a faithful copy of the minutes of the 306th meeting of the Board of Directors of Telefônica Brasil S.A., held on December 9, 2016, which was drawn-up in the proper book.

Breno Rodrigo Pacheco de Oliveira
Secretary of the Board of Directors

Continuation of Minutes of the 306th MBD of 12.09.16 Page 2/2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	December 9, 2016	By:	/s/ Luis Carlos da Costa Plaster
			Name:	Luis Carlos da Costa Plaster
			Title:	Investor Relations Director